--------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           (Amendment No. 8 to)

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934


                                   Sema plc
--------------------------------------------------------------------------------
                      (Name of Subject Company (issuer))

                   Schlumberger N.V. (Schlumberger Limited)
                                Schlumberger BV
                          Schlumberger Industries SA
                           Schlumberger Investments
--------------------------------------------------------------------------------
                      (Names of Filing Persons--Offeror)

                        Ordinary Shares Nominal Value of 10 pence Each
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   81661R100
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)




                                   COPY TO:

                              Sarah Murphy, Esq.
                        Freshfields Bruckhaus Deringer
                                65 Fleet Street
                                London EC4Y 1HS
                              +44 (20) 7832-7429

--------------------------------------------------------------------------------
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                           CALCULATION OF FILING FEE

================================================================================

        Transaction valuation                      Amount of filing fee
        $788,047,972.60(1)                         $157,609.59(1)(2)

================================================================================
(1) For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Sema Shares (including Sema Shares represented by Sema ADSs) to be received by the Purchaser, assuming full acceptance of the Offer by holders in the United States, is calculated as follows: 97,325,439 Sema Shares (including Sema Shares represented by Sema ADSs) multiplied by 560 pence per Sema Share, the cash consideration being offered per Sema Share, which yields (Pounds)545,022,458.4, converted at the exchange rate on February 19, 2001 of (Pounds)1=$1.4459, which yields $788,047,972.60, multiplied by 1/50/th/
of 1%, which yields $157,609.59.

(2)  Sent by wire transfer to the SEC on February 21, 2001.

[_]      Check the box if any part of the fee is offset as provided by Rule 0-11
         (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:       N/A        Filing Party:      N/A

         Form of Registration No:      N/A        Date Filed:        N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[_]      issuer tender offer subject to Rule 13e-4.

[_]      going-private transaction subject to Rule 13e-3.

[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     Item 1.   Summary Term Sheet

     The information set forth in "Summary Term Sheet" in the Offer Document dated February 21, 2001 (the "Offer Document") of Schlumberger Investments, a company incorporated in England and Wales (the "Purchaser"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference. The Purchaser is owned, directly and indirectly, 100% by Schlumberger N.V., a company incorporated in the Netherlands Antilles ("Schlumberger"). Schlumberger holds 40% of its interest in the Purchaser directly. The remaining 60% is held directly by Schlumberger Industries S.A., a company incorporated in France, which is a wholly owned subsidiary of Schlumberger B.V., a company incorporated in the Netherlands, which is a wholly owned subsidiary of Schlumberger.

     Item 2.   Subject Company Information

     (a) The name of the subject company is Sema plc, a company incorporated in England and Wales ("Sema"). Sema's principal executive office is located at 233 High Holborn, London WC1V 7DJ, England, and its telephone number is +44 207 830 4444. The information set forth under "Letter of Recommendation from the Chairman of Sema" in the Offer Document is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to Purchaser's offer to purchase all of the 648,836,258 issued and to be issued Shares and ADSs (each ADS representing 2 shares), par value 10 pence per share, of Sema (the "Sema Securities"), for 560 pence per share or 1,120 pence per ADS, net to seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions of the Offer Document and the related Letter of Transmittal ("Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     (c) The information set forth in "Summary Term Sheet - How does the Offer compare with recent prices of Sema Shares?," "Summary Term Sheet -What is the market value of my Sema Securities as of a recent Date?" and "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 3.   Identity and background of filing person

     The names of the filing persons are Schlumberger Investments, Schlumberger, Schlumberger Industries S.A. and Schlumberger B.V. The information set forth regarding the first two companies in "Summary Term Sheet - Who is buying my shares?," "Letter from Lehman Brothers - Information on Schlumberger," "Letter from Lehman Brothers - Information on Schlumberger Investments and Schlumberger Industries S.A.," "Appendix IV - Additional Information," "Schedule IVA -Information Concerning the Directors of Schlumberger Investments" and "Schedule IVB - Information Concerning the Directors and Executive Officers of Schlumberger" in the Offer Document is incorporated herein by reference. The information for Schlumberger Industries S.A. and Schlumberger B.V. is set out below.

(a) The principal address of Schlumberger Industries S.A. is 50, Avenue Jean Jaures 92129, Montrogue, France, and the telephone number is +33 1 47 46 61
     00. The principal address of Schlumberger B.V. is Parkstraat 83-89, 2514
     JG The Hague, the Netherlands, and the telephone number is + 31 70 310
     5400.

(b) Schlumberger B.V. is a finance and holding company, with activities of a commercial, industrial and financial nature. Activities of Schlumberger Industries S.A. are set out in the "Letter from Lehman Brothers" in the Offer Document and is incorporated herein by reference.

(c) Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the board of directors and each executive officer of Schlumberger Industries S.A.

     Name and Position with               Present Principal Occupation or Employment and
     Schlumberger Industries S.A.         Material Positions Held During the Past Five Years
     ----------------------------         --------------------------------------------------
     Marcel Tournereau                    Director Real Estate Atlantic Asia and Director of Social Affairs SSSA,
     Director and Vice President          Paris, January 2000 to present.
                                          Vice President & General Manager, RPS, Montrouge, September 1997 to January 2000.
                                          Director Real Estate Atlantic Asia, Schlumberger, Paris, VP Division Enertec, Velizy,
                                          January 1996 to September 1997.
                                          Vice President & General Manager, Europe-Africa Unit, Montrouge, March 1994 to January
                                          1996.
                                          Business address: Schlumberger, 50 avenue Jean-Jaures, BP 620-01, 92542 Montrouge Cedex,
                                          France.
                                          Business tel.: +33 1 4647 6102.
                                          Citizenship:   France.
                                          Date of Birth: October 12, 1947.

     Philippe Bonnard                     Vice President, RMS France, November 2000 to present.
     Director and Vice President          Vice President France and Africa Middle East, July 2000 to November 2000.
                                          Vice President RMS France, January 1998 to July 2000.
                                          General Manager, Water and Heat Metering Europe, November 1993 to January 1998.
                                          Business address: Schlumberger RMS, 50 avenue Jean-Jaures, BP 620-03, 92542 Montrouge
                                          Cedex, France.
                                          Business tel.: + 33 1 47 46 6062.
                                          Citizenship:   France.
                                          Date of Birth: August 25, 1941.

     Anna Hrayssi                         Deputy General Counsel - Corporate, 1998 to present.
     Director and Secretary               Legal Department Training Manager, 1997 to 1998.
                                          Regional Counsel OFS Europe Africa, 1996 to 1997.
                                          General Counsel Dowell Schlumberger, 1995 to 1996.
                                          Business address: Schlumberger, 42 rue Saint Dominique, 75007 Paris, France.
                                          Business tel.: + 33 1 4062 1251.
                                          Citizenship:   France.
                                          Date of Birth: September 14, 1948.

     Andre Cornet                          Retired, July 1, 1994.
     Director                              Director of Industrial Affairs (for Schlumberger Industries International) and Chairman
                                           of Schlumberger Industries, January 1, 1993 to June 30, 1994.
                                           Address: 10, rue Paul Couderc, 9233 Sceaux, France.
                                           Tel.:          +33 1 4660 6487.
                                           Citizenship:   France.
                                           Date of Birth: January 27, 1934.

     Joseph Alloul                         Retired, November 1, 1997.
     Director                              Financial Director in charge of the Training & Development for Schlumberger, January 19,
                                           1994 to October 31, 1997.
                                           Address:  Ile Saint Germain, 7 rue Jean Monet, 92130 Issy-les-Moulineaux, France.
                                           Tel.:          +33 2 3188 6396.
                                           Citizenship:   France.
                                           Date of Birth: August 13, 1936.

     Jacques Biscay                        Retired, April 1, 1996.
     Director                              Director of Personnel SL Paris, 1993 to March 31, 1996.
                                           Address:   3 rue des Dardanelles, 75017 Paris, France.
                                           Tel.:          + 33 1 4572 3271.
                                           Citizenship:   France.
                                           Date of Birth: December 5, 1933.

     Jean-Dominique Percevault             Vice President - European Affairs, since May 1994.
     Director and President                President - Geco-Prakla, May 1994 and prior.
                                           Address:  c/o Schlumberger, 277 Park Avenue, New York, New York 10172-0266, USA.
                                           Tel.:          + 1 212 350 9400.
                                           Citizenship:   France.
                                           Date of Birth: March 26, 1945.

     During the last five years, none of Schlumberger Industries S.A. or, to the best of their knowledge, any of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Set forth below is the name, present occupation or employment and material occupations, positions, offices or employments for the past five years of the sole managing director of Schlumberger B.V.

                                   Present Principal Occupation or Employment:
     Name                          Material Positions Held During the Past Five Years
     ----                          ---------------------------------------------------
     Abraham Verburg               Controller, Schlumberger B.V., February 1994 to present.
                                   Director, Schlumberger B.V., February 1994 to present.
                                   Business address: Schlumberger B.V., Parkstraat 83-89, 2514 JG The Hague, the Netherlands.
                                   Business telephone:  +31 70 310 5400.
                                   Citizenship:   Netherlands.
                                   Date of Birth: October 13, 1951.

     During the last five years, none of Schlumberger B.V. or, to the best of his knowledge, the person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 4.   Terms of the Transaction

     The information set forth in "Summary Term Sheet - What are the classes and amounts of Sema Securities sought in the Offer?," "Summary Term Sheet -What would I receive in exchange for my Sema Securities?," "Summary Term Sheet - How long do I have to decide whether to accept the offer?," "Summary Term Sheet - Can the Offer be extended and under what circumstances?," "Summary Term Sheet - What is the difference between the Initial Offer Period and the Subsequent Offer Period? Until what time can I withdraw my acceptance?," "Summary Term Sheet - Can the Offer be extended and under what circumstances?," "Summary Term Sheet - How will I be notified if the Offer is extended?," "Summary Term Sheet - What are the most significant conditions to the Offer?," "Summary Term Sheet - How do I accept the Offer?," "Summary Term Sheet - How do I withdraw my acceptance?," "Summary Term Sheet - Will the Offer be followed by a compulsory acquisition?," "Summary Term Sheet - If I decide not to accept, how will the offer affect my securities?," "Summary Term Sheet - Will I be taxed on the cash?," Letter from Lehman Brothers," "Appendix I - Conditions and Further Terms of the Transaction" and Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 5.   Past contacts, transactions, negotiations and agreements

     The information concerning Schlumberger Investments and Schlumberger set forth in "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Neither Schlumberger Industries S.A. nor Schlumberger B.V., or, to the best of their knowledge, any of the persons listed in Item 3 above, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Sema, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     Neither Schlumberger Industries S.A. nor Schlumberger B.V. or, to the best of their knowledge, any of the persons listed in Item 3 above, has had any business relationship or transaction with Sema or any of its executive officers, directors or affiliates that is required to be reported under this Schedule TO. There have been no contacts, negotiations, transactions between Schlumberger Industries S.A. or Schlumberger B.V. or any of the persons listed in Item 3 above, on the one hand, and Sema and its affiliates, on the other hand, concerning a merger, consolidation or acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     Item 6.   Purposes of the transaction and plans or proposals

     The information set forth in "Summary Term Sheet - Why are we making this Offer?," "Summary Term Sheet - If I decide not to accept, how will the offer affect my securities?," "Letter of Recommendation from the Chairman of SEMA," "Letter from Lehman Brothers," "Schlumberger Press Release on the Financial Effect of the Offer" and "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 7.   Sources and amount of funds or other consideration

     The information set forth in "Summary Term Sheet - Do you have the financial resources to make payment?," "Letter of Recommendation from the Chairman of SEMA," "Letter from Lehman Brothers" and "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 8.   Interests in securities of the subject company

     The information regarding Schlumberger Investments and Schlumberger set forth in "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Neither Schlumberger Industries S.A. nor Schlumberger B.V. or, to the best of their knowledge, any of the persons listed in Item 3 above, or any associate (as such term is defined for the purposes of the Exchange Act) beneficially owns or has any right to acquire, directly or indirectly, any equity securities of Sema, and neither Schlumberger Industries S.A. nor Schlumberger B.V. or, to the best of their knowledge, any of the persons listed in Item 3 above, has effected any transaction in such equity securities during the past sixty days.

     Item 9.   Persons/assets, retained, employed, compensated or used

     The information set forth in "Letter from Lehman Brothers," "Appendix I - Conditions and Further Terms of Offer" and "Appendix IV - Additional Information" in the Offer Document is incorporated herein by reference.

     Item 10.  Financial statements of certain bidders

     To satisfy the requirements of the City Code, financial information for Sema plc prepared in accordance with UK GAAP has been included in the tender offer materials. UK GAAP differs in certain material respects from US GAAP. A description of the differences between UK GAAP and US GAAP significant to Sema's financial statements was included in Sema's registration statement on Form F-4 (Registration number 333-11810). The significant differences in accounting principles have been excerpted from the Form F-4 as follows:

     (i)     Business combinations

     Both US GAAP and UK GAAP require purchase consideration in respect of subsidiaries acquired to be allocated on the basis of fair values to the various net assets of the acquiree at the date of acquisition. The excess of purchase consideration over the fair value of net assets acquired is treated as goodwill. However, US GAAP also requires value to be assigned to any separately identifiable intangible assets, which would be amortized over their estimated useful lives not to exceed 40 years.

     US GAAP requires goodwill to be recognized as an asset and amortised over its estimated useful life not to exceed 40 years. Under UK GAAP, for the years ended through December 31, 1997, goodwill may be written off directly against reserves. For the year ended December 31, 1998 onward, UK GAAP requires goodwill and any separately unidentifiable intangible assets to be recognized as an asset and amortised over its estimated useful live. Except in certain rare circumstances where a useful life can be regarded as infinite, there is a rebuttable presumption that the useful life does not exceed 20 years.

     (ii)    Earnings per share

     The calculation and presentation of earnings per share (EPS) under UK GAAP differs from that required under US GAAP. In accordance with US GAAP, basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted EPS is similar to basic EPS, except that it assumes the potentially dilutive securities, such as convertible loans, were converted to shares as of the beginning of the year or at the time of issuance, if later. In addition, US GAAP requires presentation of basic and diluted EPS using both income from continuing operations and net income.

     (iii)   Pensions

     Under UK GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

     Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.

     (iv)    Holiday pay

     US GAAP requires that provisions for employees' future absences (holiday pay) shall be made on an accrual basis if (i) the employees right to receive compensation for future absence is due to past service, (ii) the obligation accumulates, (iii) the payment is probable and (iv) the amount can be reasonably estimated. There are no formal rules under UK GAAP and either the accrual or cash method is used in practice.

     (v)     Software development costs

     It is Sema's policy to write off software development costs in the year in which they are incurred unless they are to be reimbursed by third parties. Under US GAAP, costs associated with the development of software products to be sold or otherwise marketed should be capitalized subsequent to the establishment of technological feasibility up until the product's general release. These costs should then be amortized over the estimated economic life of the software product.

     (vi)    Employee stock compensation

     Under US GAAP, entities have a choice of methods for determining the costs of benefits arising from employee stock compensation plans, being either the "intrinsic value" method or a fair value method. Under the "intrinsic value" method, compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee. Under the fair value method, compensation cost is based on the estimated fair value of the option at the date of grant using an option pricing model which considers: the stock price at grant date, the exercise price and expected life of the option, expected volatility, expected dividend yield and a risk-free interest rate.

     Under UK GAAP, except for options issued under Inland Revenue approved employee save as you earn (SAYE) schemes, compensation cost is the difference between the market value of the shares at the date of grant of the conditional award less contribution that the employee is required to make.

     (vii)   Dividends

     Under UK GAAP, dividends proposed are provided for in the year to which they relate on the basis of recommendation by the Board of Directors for approval by the shareholders. Under US GAAP, dividends are recorded as a reduction in retained earnings only when they have been formally declared.

     (viii)  Contract accounting

     Under US GAAP and UK GAAP income on contracts is recognized according to the percentage of the estimated total contract value completed or the achievement of contractual milestones. All contract losses are recognized as soon as incurred or foreseen. However, under US GAAP, the choice of recognition on a milestone basis is only permitted where the achievement of the milestone approximates the percentage of completion of the contracts.

     (ix)    Restructuring provisions on acquisitions

     The requirements for making a provision for restructuring costs when a subsidiary is acquired are very prescriptive under both US GAAP and UK GAAP. Under UK GAAP, restructuring provisions cannot be made as part of fair value adjustments arising on an acquisition. Restructuring provisions created prior to the acquisition can be maintained only if they were demonstrably made prior to the management of the target company contemplating the transaction. These restructuring provisions were mainly severance related. Under US GAAP acquisition provisions are governed by EITF 95-3 which require specific criteria to be met such as the plan formulated at the acquisition date to terminate employees or exit an activity be finalized beyond one year from the consummation of the merger. If the provisions are utilized in years subsequent to the acquisition, a US GAAP difference arises to reverse the credit to the profit and loss account.

     (x)     Deferred taxation

     Under UK GAAP, a provision is recorded for deferred taxation under the liability method to the extent that such taxation is expected to crystallize within the reasonable future. This means that the full potential liability is not necessarily provided. Additionally, deferred tax assets are recognized only when they are expected to be recoverable within the foreseeable future.

     Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     (xi)    Investments

     Under UK GAAP, investments in marketable securities are recorded at cost. Under US GAAP, an adjustment to add the unrealized gain, net of related taxes, to the cost of the investment is made on available for sale securities.

     (xii)   Cash flow information

     Under UK GAAP, the Consolidated Cash Flow Statements are presented in accordance with UK Financial Reporting Standard No. 1, as revised (FRS 1). The Statements prepared under FRS 1 present substantially the same information as that required under US GAAP as required by SFAS No. 95.

     Under UK GAAP, the Company's cash comprises cash in hand and at bank (net of bank overdrafts). Under US GAAP, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under US GAAP, bank overdrafts are classified within financing activities, and cash and cash equivalents are not offset by book overdrafts repayable within 24 hours from the date of the advance, as is the case under UK GAAP.

     Under UK GAAP, cash flows are presented for operating activities: dividends received from associated undertakings; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisition and disposals; equity dividends paid; management of liquid resources and financing. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities.

     Cash flows under UK GAAP in respect of interest received, interest paid, investment income and taxation would be included within operating activities under US GAAP. Capital expenditure and financial investment and cash flows from acquisitions and disposals would be included within investing activities under US GAAP. Dividends paid by subsidiary undertakings, minority interests, equity dividends paid and management of liquid resources would be included within financing activities under US GAAP.

     (xiii)  Borrowings

     Both UK and US GAAP require issue costs to be capitalized and amortized over the term of the borrowing to which they pertain. Under UK GAAP, issue costs are classified net of the borrowings to which they relate. Under US GAAP, issue costs are classified as an other long term asset.

     (xiv)   Contract maintenance

     Under UK GAAP, the cost of the licence acquired is capitalized and amortized over the life of the contract. Under US GAAP, where the cost of a licence acquired includes future maintenance services, the fair value of the maintenance charge in these services must be imputed and amortized over the life of the contract.

     (xv)    Fair value adjustments

     Under UK GAAP, fair value adjustments on acquisitions can only be revised at the second balance sheet date after an acquisition if they have been described as provisional in the accounts as at the first balance sheet date.

     Under US GAAP, fair value adjustments can be revised for up to one year after the date of acquisition.

     Item 11.  Additional Information

     Except as set out below, the information set forth in "Appendix IV-Additional Information" in the Offer Document is incorporated herein by reference.

     The Purchaser will engage in certain agreements and arrangements with Sema relating to various share option schemes, including: the Sema 2000 Stock Purchase Plan; the Sema 2000 Executive Share Option Scheme; the Sema Group plc 1998 Savings Related Share Option Scheme and Sema Irish Sharesave Scheme; the LHS Group Inc. Stock Incentive Plan 1996 and the LHS Group Inc. Amended and Restated Stock Incentive Plan; Sema Group plc 1994 Senior Executive Share Option Scheme; the Sema Group plc 1994 Senior Executive Share Option Scheme; and the Priority Call Management, Inc. Amended and Restated 1993 Stock Option Plan. The terms of such arrangements are set forth below in Item 12 "Exhibits".

     References in the tender offer materials to provisions of the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act and Section 21E of the Exchange Act) are not intended to claim the protections of those provisions for statements made regarding the tender offer. Those protections are not available for such statements. References to such statutory sections are provided for definitional purposes only. Investors should remain aware, however, of the risks and uncertainties inherent in forward-looking statements as described in the tender offer materials.

     Item 12.  Exhibits

     (a)(1)  Offer Document dated February 21, 2001.**

     (a)(2)  Form of Letter of Transmittal.**

     (a)(3)  Form of Notice of Guaranteed Delivery.**

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

     (a)(5)  Form of Acceptance, Authority and Election.**

     (a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

     (a)(7) Press Release announcing the Recommended Cash Offer by Schlumberger Investments for Sema plc, dated February 12, 2001.*

     (a)(8) Short Form Press Release announcing Recommended Cash Offer by Schlumberger Investments for Sema plc, dated February 12, 2001.*

     (a)(9) Additional Offer Update by Schlumberger Investments for Sema plc, dated February 12, 2001.*

     (a)(10) Press Release issued by Schlumberger Investments, dated February 13, 2001.*

     (a)(11) Press Release issued by Schlumberger Investments, dated February 21, 2001.**

     (a)(12) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

     (a)(13) Form of Summary Advertisement in The Wall Street Journal, dated February 21, 2001.**

     (a)(14) Form of Summary Advertisement in the Financial Times, dated February 22, 2001.**

     (a)(15) Announcement of Disclosure under Rules 8.1(a), 8.1(b)(i) and 8.3 of the City Code on Takeovers and Mergers, dated March 6, 2001.**

     (a)(16) Press Release announcing extension of Offer by Schlumberger Investments for Sema plc, dated March 22, 2001.**

     (a)(17) Press Release issued by Schlumberger Investments, Reserving Right to Reduce Acceptance Condition in Offer for Sema plc, dated March 30, 2001.**


     (a)(18) Press Release issued by Schlumberger Investments, Announcing European Commission Approved Offer for Sema plc, dated April 5, 2001.**



     (a)(19) Press Release issued by Schlumberger Investments, Announcing Schlumberger Acquires Semas, dated April 6, 2001.**

     (a)(20) Press Release issued by Schlumberger Investment, Announcing Compulsory Tendering Requirement for Outstanding Sema Shares, dated April 23, 2001.

     (a)(21) Letter from Lehman Brothers to Sema Shareholders Who Have Not Validly Accepted the Recommended Cash Offer of Schlumberger Investments for Sema, dated April 23, 2001.


     (a)(22) Companies Form No. 429(4), Notice to Non-Assenting Shareholders Pursuant to Section 429(4) of the Companies Act 1985, dated April 23, 2001.

     (b)(1)  Credit Facility, dated February 20, 2001, between (1) Schlumberger;
             (2) Schlumberger Industries S.A.; (3) Schlumberger PLC; (4) Schlumberger Investments; (5) JP Morgan Plc, BNP Paribas, Salomon Brothers International Limited and Lehman Brothers International (Europe) (each as arrangers), Citibank International Plc as facility agent, and The Chase Manhattan Bank, BNP Paribas Citibank, N.A., and Lehman Commercial Paper Inc.**

     (c)     Not applicable.

     (d)(1) Inducement Fee Letter Agreement, dated February 12, 2001, between Schlumberger Investments and Sema.**

     (d)(2) Director Undertaking, dated February 11, 2001, from Veronica Oswald to Schlumberger.**

     (d)(3) Director Undertaking, dated February 11, 2001, from Sir Julian Oswald to Schlumberger.**

     (d)(4) Director Undertaking, dated February 11, 2001, from Pierre Bonelli to Schlumberger.**

     (d)(5) Director Undertaking, dated February 11, 2001, from William Bitan to Schlumberger.**

     (d)(6) Director Undertaking, dated February 11, 2001, from Gilles Cosson to Schlumberger.**

     (d)(7) Director Undertaking, dated February 11, 2001, from Herve Couffin to Schlumberger.**

     (d)(8) Director Undertaking, dated February 11, 2001, from Pascal Viginier to Schlumberger.**

     (d)(9) Director Undertaking, dated February 11, 2001, from Frank Jones to Schlumberger.**

     (d)(10) Director Undertaking, dated February 11, 2001, from Harry Fryer to Schlumberger.**

     (d)(11) Director Undertaking, dated February 11, 2001, from Tidu Maini to Schlumberger.**

     (d)(12) Director Undertaking, dated February 11, 2001, from Didier Pineau-Valencienne to Schlumberger.**

     (d)(13) Director Undertaking, dated February 11, 2001, from George Schmitt to Schlumberger.**

     (d)(14) Irrevocable Undertaking, dated February 12, 2001, from Paribas Affaires Industrielles to Schlumberger Investments and Lehman Brothers Europe Limited.**

     (d)(15) Irrevocable Undertaking, dated February 12, 2001, from France Telecom S.A. to Schlumberger Investments and Lehman Brothers Europe Limited.**

     (d)(16) Power of Attorney of Schlumberger Investments and
             Schlumberger.**

(d)(17) Form of Election to Malaysian Participants in the Sema 2000 Stock Purchase Plan.

(d)(18) Form of Letter to Malaysian Participants in the Sema 2000 Stock Puchase Plan.

(d)(19)   Form of Letter to US Participants in the Sema 2000 Stock Purchase
          Plan.

(d)(20)   Form of Election to US Participants in the Sema 2000 Stock Purchase
          Plan.

(d)(21) Form of Letter to UK Tax Resident Holders of Options Granted Before October 15, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme.

(d)(22) Form of Letter to Non-UK Tax Resident Holders of Options Granted Before October 15, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme.

(d)(23) Form of Letter to UK Tax Resident Holders of Options Granted After October 14, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme and under the Sema 2000 Executive Share Option Scheme.

(d)(24) Form of Letter to Non-UK Tax Resident Holders of Options Granted After October 14, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme and Under the Sema 2000 Executive Share Option Scheme.

(d)(25) Form of Letter to Canadian Tax resident holder of an option granted on October 14, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme.

(d)(26) Form of Letter to Non-French Tax-Resident Option Holders in the Sema Group plc 1998 Savings Related Share Option Scheme and the Option Holders in the Sema Irish Sharesave Scheme.

(d)(27) Form of Letter to Swedish/Norwegian Participants in the Sema Group plc 1998 Savings Related Share Option Scheme.

(d)(28) Form of Letter to Participants in the LHS Group Inc. Stock Incentive Plan 1996 and the LHS Group Inc. Amended and Restated Stock Incentive Plan.

(d)(29) Form of Letter to Participants in the Priority Call Management, Inc. Amended and Restated 1993 Stock Option Plan.

(d)(30) Form of Election to UK Tax Resident Holders of Options Granted Before October 15, 1998 Under the Sema Group plc 1994 Executive Share Option Scheme.

(d)(31) Form of Election to Non-UK Holders of Options Granted Before October 15, 1998 Under the Sema Group plc 1994 Executive Share Option Scheme.

(d)(32) Form of Election to Participants in the LHS Group Inc. Stock Incentive Plan 1996 and the LHS Group Inc. Amended and Restated Stock Incentive Plan.

(d)(33) Form of Election to Holder of an Option Granted on October 14, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme.

(d)(34) Form of Election to Participants in the Priority Call Management, Inc. Amended and Restated 1993 Stock Option Plan.


(e)  Not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.


* Previously filed with the Schedule TO filed on February 12, 2001 or with Amendment No. 1 to the Schedule TO filed on February 13, 2001.

** Previously filed with the Schedule TO filed on February 21, 2001 or with Amendment No. 1 to the Schedule TO filed on February 22, 2001, or with Amendment No. 2 to the Schedule TO filed on March 6, 2001, or with Amendment No. 4 to the Schedule TO filed on March 22, 2001, or with Amendment No. 5 to the Schedule TO filed March 30, 2001, or with Amendment No. 6 to the Schedule TO filed April 5, 2001, or with Amendment No. 7 of the Schedule TO filed April 6, 2001, or with Amendment No. 7 to the Schedule filed April 6, 2001.

                                  Signatures

     After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this amendment to the tender offer statement is true, complete and correct.


     Dated:  April 24, 2001


     SCHLUMBERGER INVESTMENTS                     SCHLUMBERGER N.V.

     By:    /s/ ELLEN SUMMER                      By:    /s/  ELLEN SUMMER
            ----------------                             -----------------
     Name:  Ellen Summer                          Name:  Ellen Summer
     Title: Authorized Signatory                  Title: Authorized Signatory

                                  Signatures

     After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this amendment to the tender offer statement is true, complete and correct.

     Dated: April 24, 2001


     SCHLUMBERGER INDUSTRIES S.A.                SCHLUMBERGER B.V.

     By:    /s/ JEAN-DOMINIQUE PERCEVAULT        By:    /s/ ABRAHAM VERBURG
            -----------------------------               -------------------
     Name:  Jean-Dominique Percevault            Name:  Abraham Verburg
     Title: President                            Title: Sole Managing Director

                               INDEX TO EXHIBITS

Number    Exhibit
------    -------

(a)(1)    Offer Document dated February 21, 2000.**

(a)(2)    Form of Letter of Transmittal.**

(a)(3)    Form of Notice of Guaranteed Delivery.**

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(5)    Form of Acceptance, Authority and Election.**

(a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(7) Press Release announcing the Recommended Cash Offer by Schlumberger Investments for Sema plc, dated February 12, 2001.*

(a)(8) Short Form Press Release announcing Recommended Cash Offer by Schlumberger Investments for Sema plc, dated February 12, 2001.*

(a)(9) Additional Offer Update by Schlumberger Investments for Sema plc, dated February 12, 2001.*

(a)(10) Press Release issued by Schlumberger Investments, dated February 13, 2001.*

(a)(11) Press Release issued by Schlumberger Investments, dated February 21, 2001.**

(a)(12) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(13) Form of Summary Advertisement in The Wall Street Journal, dated February 21, 2001.**

(a)(14) Form of Summary Advertisement in the Financial Times, dated February 22, 2001.**

(a)(15) Announcement of Disclosure under Rules 8.1(a), 8.1(b)(i) and 8.3 of the City Code on Takeovers and Mergers, dated March 6, 2001.**

(a)(16) Press Release announcing extension of Offer by Schlumberger Investments for Sema plc, dated March 22, 2001.**

(a)(17) Press Release issued by Schlumberger Investments, Reserving Right to Reduce Acceptance Condition in Offer for Sema plc, dated March 30, 2001.**

(a)(18) Press Release issued by Schlumberger Investments, Announcing European Commission Approved Offer for Sema plc, dated April 5, 2001**

(a)(19) Press Release issued by Schlumberger Investments, Announcing Schlumberger Acquires Sema, dated April 6, 2001.**

(a)(20) Press Release issued by Schlumberger Investments, Announcing Compulsory Tendering Requirement for Outstanding Sema Shares, dated April 23, 2001.

(a)(21) Letter from Lehman Brothers to Sema Shareholders Who Have Not Validly Accepted the Recommended Cash Offer of Schlumberger Investments for Sema, dated April 23, 2001.

(a)(22) Companies Form No. 429(4), Notice to Non-Assenting Shareholders Pursuant to Section 429(4) of the Companies Act 1985, dated April 23, 2001.

(b)(1)    Credit Facility, dated February 20, 2001, between (1) Schlumberger;
          (2) Schlumberger Industries S.A.; (3) Schlumberger PLC; (4) Schlumberger Investments; (5) JP Morgan Plc, BNP Paribas, Salomon Brothers International Limited and Lehman Brothers International (Europe) (each as arrangers), Citibank International Plc as facility agent, and The Chase Manhattan Bank, BNP Paribas Citibank, N.A., and Lehman Commercial Paper Inc.**

(d)(1) Inducement Fee Letter Agreement, dated February 12, 2001, between Schlumberger Investments and Sema.**

(d)(2) Director Undertaking, dated February 11, 2001, from Veronica Oswald to Schlumberger.**

(d)(3) Director Undertaking, dated February 11, 2001, from Sir Julian Oswald to Schlumberger.**

(d)(4) Director Undertaking, dated February 11, 2001, from Pierre Bonelli to Schlumberger.**

(d)(5) Director Undertaking, dated February 11, 2001, from William Bitan to Schlumberger.**

(d)(6) Director Undertaking, dated February 11, 2001, from Gilles Cosson to Schlumberger.**

(d)(7) Director Undertaking, dated February 11, 2001, from Herve Couffin to Schlumberger.**

(d)(8) Director Undertaking, dated February 11, 2001, from Pascal Viginier to Schlumberger.**

(d)(9) Director Undertaking, dated February 11, 2001, from Frank Jones to Schlumberger.**

(d)(10) Director Undertaking, dated February 11, 2001, from Harry Fryer to Schlumberger.**

(d)(11) Director Undertaking, dated February 11, 2001, from Tidu Maini to Schlumberger.**

(d)(12) Director Undertaking, dated February 11, 2001, from Didier Pineau-Valencienne to Schlumberger.**

(d)(13) Director Undertaking, dated February 11, 2001, from George Schmitt to Schlumberger.**

(d)(14) Irrevocable Undertaking, dated February 12, 2001, from Paribas Affaires Industrielles to Schlumberger Investments and Lehman Brothers Europe Limited.**

(d)(15) Irrevocable Undertaking, dated February 12, 2001, from France Telecom S.A. to Schlumberger Investments and Lehman Brothers Europe Limited.**

(d)(16)   Power of Attorney of Schlumberger Investments and Schlumberger.**

(d)(17) Form of Election to Malaysian Participants in the Sema 2000 Stock Purchase Plan.

(d)(18) Form of Letter to Malaysian Participants in the Sema 2000 Stock Purchase Plan.

(d)(19)   Form of Letter to US Participants in the Sema 2000 Stock Purchase
          Plan.

(d)(20)   Form of Election to US Participants in the Sema 2000 Stock Purchase
          Plan.

(d)(21) Form of Letter to UK Tax Resident Holders of Options Granted Before October 15, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme.

(d)(22) Form of Letter to Non-UK Tax Resident Holders of Options Granted Before October 15, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme.

(d)(23) Form of Letter to UK Tax Resident Holders of Options Granted After October 14, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme and under the Sema 2000 Executive Share Option Scheme.

(d)(24) Form of Letter to Non-UK Tax Resident Holders of Options Granted After October 14, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme and Under the Sema 2000 Executive Share Option Scheme.

(d)(25) Form of Letter to Canadian Tax resident holder of an option granted on October 14, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme.

(d)(26) Form of Letter to Non-French Tax-Resident Option Holders in the Sema Group plc 1998 Savings Related Share Option Scheme and the Option Holders in the Sema Irish Sharesave Scheme.

(d)(27) Form of Letter to Swedish/Norwegian Participants in the Sema Group plc 1998 Savings Related Share Option Scheme.

(d)(28) Form of Letter to Participants in the LHS Group Inc. Stock Incentive Plan 1996 and the LHS Group Inc. Amended and Restated Stock Incentive Plan.

(d)(29) Form of Letter to Participants in the Priority Call Management, Inc. Amended and Restated 1993 Stock Option Plan.

(d)(30) Form of Election to UK Tax Resident Holders of Options Granted Before October 15, 1998 Under the Sema Group plc 1994 Executive Share Option Scheme.

(d)(31) Form of Election to Non-UK Holders of Options Granted Before October 15, 1998 Under the Sema Group plc 1994 Executive Share Option Scheme.

(d)(32) Form of Election to Participants in the LHS Group Inc. Stock Incentive Plan 1996 and the LHS Group Inc. Amended and Restated Stock Incentive Plan.

(d)(33) Form of Election to Holder of an Option Granted on October 14, 1998 Under the Sema Group plc 1994 Senior Executive Share Option Scheme.

(d)(34) Form of Election to Participants in the Priority Call Management, Inc. Amended and Restated 1993 Stock Option Plan.


* Previously filed with the Schedule TO filed on February 12, 2001 or with Amendment No. 1 to the Schedule TO filed on February 13, 2001.

** Previously filed with the Schedule TO filed on February 21, 2001 or with Amendment No. 1 to the Schedule TO filed on February 22, 2001, or with Amendment No. 2 to the Schedule TO filed on March 6, 2001, or with Amendment No.4 to the Schedule to filed on March 22, 2001, or with Amendment No. 5 to the Schedule TO filed on March 30, 2001, or with Amendment No. 6 to the Schedule TO filed on April 5, 2001, or with Amendment No. 7 to the Schedule TO filed on April 6, 2001.